

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

Michael T. Redman
Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

> **Re: Oncolix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2018**
> **File No. 333-223827**

Dear Mr. Redman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Risks Related to Our Financial Position and Capital Needs
The terms of the Convertible Notes will restrict our operating flexibility, page 9

1. We note your response to our prior comment 1. Please explain what you mean by your statement that in connection with new financings, "the Convertible Notes may also be restructured." In addition, as previously requested, please describe the situations in which you may offer additional inducements for conversion of the Convertible Notes or payment of interest in equity in lieu of cash. We also note that the May 1, 2018 interest and

principal payments were extended to May 30, 2018 in connection with the waiver of an event of default. Please tell us if the Convertible Notes were amended in any other manner in connection with this amendment and waiver.

 Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.